--------------------------
                                                 |        OMB APPROVAL      |
                                                  --------------------------
                                                 |OMB Number       3235-0145|
                                                 |Expires: February 28, 2009|
                                                 |Estimated average burden  |
                                                 |hours per response....14.5|
                                                  --------------------------

                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                  Under the Securities Exchange Act of 1934
                             (Amendment No. __)*


                        NATIONAL BANCSHARES CORP/OHIO
                    112 W. MARKET ST. ORRVILLE OHIO 44667
---------------------------------------------------------------------------
                              (Name of Issuer)


                                COMMON STOCK
---------------------------------------------------------------------------
                       (Title of Class of Securities)


                                 632 592 101
---------------------------------------------------------------------------
                               (CUSIP Number)


                          Harry C.C. MacNealy, CEO
                 MacNealy Hoover Investment Management, Inc.
                         200 Market Ave. N Suite 200
                             Canton, Ohio 44702
                               (330) 454-1010
---------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                                June 6, 2006
---------------------------------------------------------------------------
           (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of [SECTIONS] 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See [SECTION] 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 632 592 101
---------------------------------------------------------------------------
1)    Name of Reporting Persons
      I.R.S. Identification Nos. of Above Persons (entities only).

      34-1891992 MacNealy Hoover Management, Inc.
---------------------------------------------------------------------------
2)    Check The Appropriate Box if a Member of a Group (See Instructions)

      (a)    [ ]
      (b)    [ ]
---------------------------------------------------------------------------
3)    SEC Use Only

---------------------------------------------------------------------------
4)    Source of Funds (See Instructions)

            00
---------------------------------------------------------------------------
5)    Check if Disclosure of Legal Proceedings is
      Required Pursuant to Items 2(d) or 2(e)

---------------------------------------------------------------------------
6)    Citizenship or Place of Organization

            United States
---------------------------------------------------------------------------
      Number of                  (7)   Sole Voting Power                0
      Shares                     ------------------------------------------
      Beneficially               (8)   Shared Voting Power        140,141
      Owned by                   ------------------------------------------
      Each Reporting             (9)   Sole Dispositive Power           0
      Person With                ------------------------------------------
                                 (10)  Shared Dispositive Power   135,299
---------------------------------------------------------------------------
11)   Aggregate Amount Beneficially Owned by Each Reporting Person

            144,241
---------------------------------------------------------------------------
12)   Check if the Aggregate Amount in Row (11) Excludes
      Certain Shares (See Instructions)

---------------------------------------------------------------------------
13)   Percent of Class Represented By Amount in Row (11)

            6.3%
---------------------------------------------------------------------------
14)   Type of Reporting Person (See Instructions)

            IA
---------------------------------------------------------------------------

Instructions for Cover Page

(1) Names and I.R.S. Identification Numbers of Reporting Persons--Furnish the full legal name of each person for whom the report is filed-i.e., each person required to sign the schedule itself-including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3)   The 3rd row is for SEC internal use; please leave blank.

CUSIP No. 632 592 101
---------------------------------------------------------------------------

Item 1. Security and Issuer

      The class of equity securities to which this 13 D relates is the common stock, without par value, National Bancshares Corporation/Oh, an Ohio corporation (the "Issuer"). The Issuer's stock is traded on the OTC Bulletin Board. The ticker symbol for National Bancshares Corporation is "NBOH". The principal executive offices of the Issuer are located at 112 W. Market St., Orrville, Ohio 44667.

Item 2. Identity and Background

      (a) Name

      This Schedule 13D is filed jointly by each of the following persons under Rule 13d-1(k)(l) adopted by the Securities and Exchange Commission under Section 13 of the Securities Exchange Act of 1934 ---

      1)  MacNealy Hoover Investment Management, Inc., an Ohio corporation

      2) Mr. Harry C.C. MacNealy, Chief Executive Officer and Chief Compliance Officer of MacNealy Hoover Investment Management, Inc. and

      3) Mr. Charles H. Hoover, President of MacNealy Hoover Investment Management, Inc.

MacNealy Hoover Investment Management, Inc., Mr. Harry C.C.
MacNealy, and Mr. Charles H. Hoover are referred to collectively hereinafter as the "Filing Persons". As investment advisor for its various clients MacNealy Hoover Investment Management, Inc. has management responsibility, meaning investment power, voting power, or both for shares of Issuer common stock, the equity securities that are the subject of this Schedule D. The other Filing Persons are principals of MacNealy Hoover Investment Management, Inc. and manage accounts on its behalf.

      The Filing Persons entered into a Joint Filing Agreement, dated as of June 6, 2006, a copy of which is filed with this Schedule D as Exhibit A. Under the Joint Filing Agreement, the Filing Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(l) under the Act. The Filing Persons expressly disclaim that they have agreed to act as a group.

      (b) Residence or business address:

      The business address of each of the Filing Persons is 200 Market Ave. N., Suite 200, Canton, Ohio 44702.

      (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

      MacNealy Hoover Investment Management, Inc. is a registered investment advisor, providing investment supervisory services to individuals, pension and profit-sharing plans, trusts, estates, charitable organizations, corporations, and other business entities. Mr. Harry C.C. MacNealy is Chief Executive Officer and Chief Compliance Officer and Mr. Charles H. Hoover is President. Messrs. MacNealy and Hoover are the sole executive officers, directors, and controlling persons of MacNealy Hoover Investment Management, Inc. Each of the Filing Persons conducts its business from 200 Market Ave. N, Suite 200, Canton, Ohio 44702.

# 4 Source of funds

      Not applicable as to all but 4050 shares shown in Row 11 below. Of the shares shown in Row 11, 3,400 are held in the accounts of the Filing Persons and 650 shares are in the accounts of the Filing Persons as custodian for the children, which shares were acquired with personal funds, PF.

(d) and (e) Legal Proceedings;

      During the last five years, none of the Filing Persons has been convicted in a criminal proceeding (excluding traffic violations) nor have any such persons been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a finding of violation of any such laws.

(f) Citizenship

      MacNealy Hoover Investment Management, Inc. is a corporation organized under Ohio law. Messrs. Harry C.C. MacNealy and Charles H. Hoover are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

      For the accounts of clients other than its Chief Executive Officer and its President, the source of funds for the 144,241 shares of Issuer common stock for which MacNealy Hoover Investment Management, Inc. has management responsibility is client funds managed by MacNealy Hoover Investment Management, Inc. Mr. MacNealy holds 3,000 shares in his trust account and 150 shares in a custodian account for his child. All of the 3150 shares were acquired using Mr. MacNealy's personal funds and are included in the 144,241 shares for which MacNealy Hoover Investment Management, Inc. has management responsibility. Mr. Charles H. Hoover holds 400 shares in his account and 500 shares in custodian accounts for his children. These 900 shares were acquired using Mr. Hoover's personal funds and are also included in the 144,241 shares for which MacNealy Hoover Investment Management has management responsibility. The shares of Issuer common stock in client accounts for which MacNealy Hoover Investment Management has management responsibility are held at various brokerage accounts selected by the clients. The 144,241 shares have been acquired over a number of years, with a cumulative aggregate purchase price of approximately $3,250,000. To the best knowledge of the Filing Persons, none of these shares were acquired using borrowed funds or margin credit.

      The following constitutes Amendment #1 to the Schedule 13G filed by the undersigned on Feb. 9, 2006. Amendment #1 amends the Schedule 13G as specifically set forth.

Item 4. Purpose of transaction

      The Filing Persons have elected to convert their Schedule 13G with respect to the Issuer to a Schedule 13D. The Filing Persons originally purchased the Shares based upon the Filing Person's belief that the shares, when purchased were undervalued and represented an attractive investment opportunity. Since our 2/9/06 13G filing, National Bancshares has reported deteriorating return on assets, return on equity, net interest margin, and earnings per share. The Filing Persons are increasingly concerned about the strategic direction of the Issuer. At the April 28, 2006 annual meeting, the Issuer's President of twenty years announced his retirement without any successor in place. Rather than begin a search for his replacement, MacNealy Hoover Investment Management strongly believes the Board of National Bancshares should evaluate other alternatives. There, clearly, is no evidence of a plan to enhance shareholder value. National Bancshares continues to operate in an environment which is becoming increasingly competitive and disadvantageous to small financial institutions attempting to survive with static business models. The narrowness of their product lines and their dependency upon such a concentrated geographic area make it extremely unlikely that National Bancshares can remain independent and attain the financial results necessary to prosper and enhance shareholder values.

      The Filing Persons want the Board of the Issuer to promptly engage a qualified investment banking firm to pursue the immediate sale of the Issuer by merger or another form of business combination. Sale of the Issuer to an entity that has a more actively traded and liquid stock, greater depth of financial, staff, and other critical resources, and a more dynamic business model is an ideal way for the Issuer's stockholders to realize the full potential value of their shares.

      The Filing Persons are prepared to take steps to ensure that the Board is acting in the best interest of stockholders. The Filing Persons reserve the right to communicate with the Issuer's Board of Directors and management, communicate with the Issuer's stockholders directly or through stockholder proposals, call a special meeting of stockholders, communicate directly with potential acquirers of the Issuer, or take other actions on behalf of its client stockholders. The Filing Persons do not currently have any intention to call a special meeting, to solicit proxies, to oppose management and the board of director's nominees.

      Except to the extent the foregoing may be deemed a plan or proposal, none of the Filing Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through
(j), inclusive to Item 4 of Schedule 13D. The Filing Persons may at any time review or reconsider their position and add to, or reduce, their holdings based upon prevailing market conditions, other investment opportunities, and/or other investment considerations.

Item 5. Interest in Securities of the Issuer

      (a) and (b) Number and Percentage of Shares. Although the Filing Persons may be deemed under Securities and Exchange Commission rules to be beneficial owners of the shares herein as beneficially owned by them, the Filing Persons disclaim beneficial ownership of all of those shares, except that Mr. MacNealy does not disclaim beneficial ownership of the 3,150 shares held in his trust account or as custodian for the children and Mr. Hoover does not disclaim beneficial ownership of the 900 share held in his personal account or as custodian for his children. The Filing Persons do not have sole voting power over any of these shares, nor do they have sole power to dispose of any of these shares. In every case, voting power and the power to dispose of these shares are shared with clients whose accounts are managed by MacNealy Hoover Investment Management, Inc. MacNealy Hoover Investment Management, Inc. merely acts as investment advisor. Its clients retain all rights of ownership in assets maintained in managed accounts. Ownership of the Issuer's common stock reported herein is distributed among more than 50 client relationships, every one of which accounts for less than 5.0% of the Issuer's common stock issued and outstanding.

      The Filing Persons have both voting and the power to dispose of certain of the shares reported herein. They have shared voting power over 140,141 shares and the shared power to dispose of 135,299 shares. The shares reported herein exclude 500 shares of Issuer common stock held in clients' accounts as to which MacNealy Hoover Investment Management, Inc. has neither voting nor investment power.

      The aggregate of 144,241 shares reported herein as beneficially owned by the Filing Persons represents 6.3% of the Issuer's issued and outstanding common stock. This percentage is based upon National Bancshares Form 10 QSB Quarterly Report for the quarter ending March 31, 2006 which states that 2,289,528 shares of common stock were issued and outstanding as of March 31, 2006.

      (c) Transactions in the past 60 days are as follows:

      The following transactions have occurred within the last 60 days.
                                4/5/06-6/5/06


   Date      Buy/Sell    Shares     Price
   ----      --------    ------     -----

4/20/2006      Sold         12     $22.99
4/21/2006      Sold        388     $22.44
4/28/2006     Bought     1,000     $22.75
5/04/2006     Bought       354     $23.00
5/10/2006      Sold        200     $23.50
5/11/2006     Bought     2,000     $23.00
5/11/2006     Bought       600     $22.93
5/12/2006     Bought       200     $22.90
5/18/2006     Bought     3,700     $22.94
5/19/2006     Bought       437     $22.70
5/22/2006     Bought     3,000     $22.60
5/22/2006     Bought     1,500     $22.63
5/23/2006     Bought       975     $22.57
5/26/2006     Bought       500     $22.70
5/31/2006     Bought       500     $22.58
6/02/2006     Bought       500     $22.79
6/05/2006     Bought       800     $22.75

       (d) Dividends and proceeds of sale Clients of MacNealy Hoover Investment Management , Inc. own of record or in street name the shares of Issuer common stock reported herein, and as such they have the sole right to dividends paid on and proceeds of sale of Issuer common stock. No one of the clients of MacNealy Hoover Investment Management, Inc. owns of record or in street name more than 5 % of the Issuer common stock.

Item 6. Contracts, arrangements, understandings or relationships with respect to Securities of Issuer

      There are no contracts, arrangements, understandings, or relationships among the Filing Persons or between the Filing Persons, and any other person, including but not limited to any client of MacNealy
Hoover Investment Management, Inc., concerning the securities of the Issuer. As investment advisor, MacNealy Hoover Investment Management, Inc. manages client accounts in accordance with the terms of investment management agreements with its clients and the general investment objectives communicated by clients. Under the terms of its investment management agreements, MacNealy Hoover Investment Management, Inc. is entitled to receive fees for its investment management services, Including fees calculated as a percentage of assets under management.

Item 7. Material to be filed as exhibits

      Exhibit A Joint filing agreement dated June 6, 2006
      Exhibit B Schedule of transactions within last sixty days

                                 Signatures

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date; June 6, 2006                MacNealy Hoover Investment Management, Inc.

                                  By: Harry C.C. MacNealy
                                      -------------------------------
                                      Chief Executive Officer
                                      Chief Compliance Officer

                                      Harry C.C. MacNealy

                                      In his individual capacity and as CEO
                                      CCO of MacNealy Hoover Investment
                                      Management, Inc.

                                      Charles H. Hoover

                                      In his individual capacity and as
                                      President of MacNealy Hoover
                                      Investment Management, Inc.